UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced on January 8th, 2021 that it entered into an agreement to sell its 100% ownership interest in three Marshall Islands companies that each own one high specification scrubber-fitted 50,000 dwt eco MR product/chemical tanker, all currently under construction at Hyundai Mipo shipyard in South Korea under Hull Numbers 2789, 2790 and 2791 to a company affiliated with the Company’s Chief Executive Officer (the “Buyer”).
As consideration for this transaction, the Company will receive:
i)	$10 million in cash.
ii)
100% ownership in a Marshall Islands company that is a party to a shipbuilding contract for a high specification scrubber fitted Suezmax Tanker currently under construction at Hyundai Samho shipyard with expected delivery in February 2022. The shipowning company is party to a 5+1+1 year time charter, starting from the vessel’s delivery, with a company affiliated with the Company’s Chief Executive Officer.

iii)
35% ownership in one Marshall Islands company that is a party to a shipbuilding contract for a high specification scrubber fitted VLCC tanker currently under construction at Hyundai Heavy Industries shipyard with expected delivery in January 2022.  The shipowning company is party to a 3+1+1 year time charter, starting from the vessel’s delivery, with a major oil trader.

iv)
35% ownership in one Marshall Islands company that is a party to a shipbuilding contract for a high specification scrubber fitted VLCC tanker currently under construction at Hyundai Heavy Industries shipyard with expected delivery in February 2022.  The shipowning company is party to 3+1+1 year time charter, starting from the vessel’s delivery, with a major oil trader.

v)	A forgiveness of $1.2m in payables to the Buyer.

The Buyer will remain the guarantor on the shipbuilding contracts towards the shipyard and in addition the Buyer will provide the Company with an option for a credit line up to 10% of the total shipbuilding cost at market terms.
The transaction was approved by a special committee composed of independent members of the Company's board of directors, (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to this transaction from an independent financial advisor.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-234281) that was filed with the SEC and became effective on November 4, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: January 8, 2021	By: /s/ Evangelos Pistiolis
Evangelos Pistiolis Chief Executive Officer